7701 Independence Avenue
Kansas City, Missouri 64125

March 14, 2024
VIA EDGAR CORRESPONDENCE

Tony Watson
Adam Phippen
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Custom Truck One Source, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Response dated December 15, 2023
File No. 001-38186

Dear Mr. Watson and Mr. Phippen:
This letter sets forth responses to the comment received by Custom Truck One Source, Inc. (the “Company,” “we” or “our”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated February 14, 2024, in respect to the above referenced filing. The Staff’s comment is set forth in bold, followed by the Company’s responses. Capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in the above referenced filing.
Form 10-K for the Fiscal Year Ended December 31, 2022
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28
1.We note your response to prior comment 2 regarding Adjusted EBITDA and we re-issue our previous comment. Please revise your presentation in future filings to remove the purchase accounting and sales-type lease adjustments as they change the recognition and measurement principles required to be applied in accordance with GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Response
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has updated the presentation of Adjusted EBITDA in its annual report on Form 10-K for the year ended December 31, 2023 (the “2023 10-K”) to discuss Adjusted EBITDA only in the “Liquidity and Capital Resources” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, consistent with the guidance set forth in Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DI”). Adjusted EBITDA and its related measures such as Net Leverage Ratio are material covenant terms in the Company’s 2029 Secured Notes and ABL Facility and as such, Adjusted EBITDA is material to an investor’s understanding of the Company’s financial condition and liquidity.

As noted in our previous responses, the Company’s presentation of Adjusted EBITDA does not have the effect of changing the recognition and measurement principles required to be applied under GAAP, and both the purchase accounting adjustment and the sales-type lease adjustment provide important supplemental information to investors to assess our results of operations and calculate our valuation.

Securities and Exchange Commission
March 14, 2024

Purchase accounting adjustment

The purchase accounting adjustment for sold rental assets is adjusting for the incremental GAAP expense reflecting fair value step-ups as part of historical business combinations, particularly the acquisition of CTOS LP by Nesco in 2021.

The Company believes that the purchase accounting adjustment provides important information for investors to assess the Company’s entire rental fleet on a consistent basis, regardless of whether a piece of equipment originates from legacy CTOS LP or legacy Nesco, as the origin of the equipment does not impact the Company’s use and evaluation of its rental equipment. In the equipment rental industry, the underlying asset economics based on original equipment cost is the common ground that all companies are evaluated against. We believe our adjustment to EBITDA for the non-cash impact of purchase accounting provides a valuable perspective for investors to assess our underlying asset economics and profitability and to compare us against our peers on a consistent basis.

The Company further advises the Staff that a purchase accounting adjustment is frequently used by companies in the equipment rental industry. For example, Adjusted Net Income reported by Hertz Global Holdings includes an adjustment for “acquisition accounting-related depreciation and amortization.” Adjusted EPS and Adjusted EBITDA reported by United Rentals, Inc. (“United Rentals”) include an adjustment for “fair value mark-up of acquired fleet.”

In addition, the Staff has reviewed and commented on certain of these companies’ non-GAAP measures that include purchase accounting adjustment. In response to the Staff’s request in the 2023 comment letter to provide reconciliation for used equipment adjusted gross margin, United Rentals undertook, and the Staff accepted its undertaking, to “quantify the fair value mark-up of acquired fleet adjustment, which represents the only difference between the GAAP used equipment gross margin and the used equipment adjusted gross margin” (underlined emphasis added).

Sales-type lease adjustment

The sales-type lease adjustment is replacing sales revenue and cost of equipment sales with billed rental revenue. The trigger of a sales-type lease is whether a customer’s exercise of their purchase option meets the reasonably certain criteria of ASC 842, which decision is personal to the customer.

The Company believes that this adjustment provides important information for investors to assess the Company’s entire rental fleet on a consistent basis, regardless of the trigger of sales-type lease accounting, which does not impact the Company’s continued service and internal evaluation of deployed rental equipment.

As further discussed below, investors and research analysts are fully aware of the sales-type lease adjustment as well as the purchase accounting adjustment, and use Adjusted EBITDA including the two adjustments as an important measure in their analysis, forecast and valuation of the Company. To remove these adjustments from Adjusted EBITDA would deprive investors, employees and other users of our financial information of an important tool that they use to assess the Company’s operating performance and economic results.

The Company closely monitors peer companies’ use of non-GAAP financial measures to enhance the Company’s own presentation. Peer companies’ communications with the Staff regarding non-GAAP financial measures have provided opportunities for the Company to assess the Staff’s view toward commonly used adjustments in the industry. Accordingly, the Company has evaluated the adjustments included by peer companies and would be willing to update references of “non-cash purchase accounting impact” to “fair value mark-up of acquired rental fleet” in its future presentations of Adjusted EBITDA to align with peer companies if the Staff agrees with the proposed approach.

Investors' use of Adjusted EBITDA

The Company’s investors have communicated their preference that we continue to provide historical and projected Adjusted EBITDA using our existing methodology. In addition, we have received multiple requests from investors, research analysts and others to continue to provide Adjusted EBITDA using our existing methodology to allow them to analyze and evaluate the Company’s performance. For example,

Securities and Exchange Commission
March 14, 2024

•J.P. Morgan, in a report dated November 8, 2023, discussed the Company’s historical Adjusted EBITDA as part of its performance evaluation of the Company, and guided on Adjusted EBITDA for 2023, 2024 and 2025. The report also calculated the Company’s valuation based on Adjusted EBITDA.

•Oppenheimer & Co Inc., in a report dated November 12, 2023, and Davidson & Co., in a report dated November 29, 2023, also discussed and guided on Adjusted EBITDA, and analyzed the Company’s valuation in a similar fashion.

The Company presents Adjusted EBITDA to facilitate a supplemental understanding of the Company’s operational performance and an evaluation of the Company’s rental fleet by adjusting for the impact of purchase accounting and sales-type lease accounting to permit investors to understand how the Company serves its rental customers and to facilitate the evaluation of the Company’s deployed rental equipment. Many of the Company’s investors have confirmed that the Company’s Adjusted EBITDA presentation provides meaningful information for their assessment of the Company’s results, particularly as this presentation aligns with covenant compliance and with the Company’s compensation targets.

For the reasons above and as set forth in the Company’s prior responses to the Staff, the Company respectfully advises the Staff that the Company wishes to continue presenting Adjusted EBITDA, both on a historical basis as well as a guidance metric on a forward-looking basis. The Company acknowledges that its Adjusted EBITDA includes adjustments that have the effect of including amounts that are excluded in the most directly comparable measure calculated and presented in accordance with GAAP, as contemplated by Item 10(e)(2) of Regulation S-K. However, the Company respectfully submits that, in the Company’s specific circumstances, its use of Adjusted EBITDA does not have the effect of changing the fundamental recognition and measurement principles required to be applied under GAAP. As a result, the Company respectfully submits that its Adjusted EBITDA is not incompatible with Question 100.04 of the Non-GAAP Financial Measures C&DIs.

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If you would like to discuss any of these items further or need additional information, please feel free to call me at (816) 627-2626.

Sincerely,

/s/ Christopher Eperjesy
Christopher Eperjesy Chief Financial Officer